News for Immediate Release

Electrovaya Announces Details of Annual and Special Meeting

Toronto, Ontario - March 9, 2023 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX:EFL; OTCQB:EFLVF) announces participation details for its annual and special meeting (the "Meeting") of holders of common shares of the Company to be held on March 24, 2023 at 4:00 p.m. EST at the Company's head office located at 6688 Kitimat Rd., Mississauga, Ontario, L5N 1P8.

Registered shareholders may and are encouraged to vote by mail, fax or email by completing and returning a signed proxy using the instructions provided in the Company's form of proxy, which was mailed to registered shareholders and has been made available on the Company's profile at www.sedar.com. Beneficial owners whose shares are registered in the name of an intermediary may vote by following the instructions provided to them by such intermediary. Comprehensive information with respect to how both registered and non-registered shareholders may vote in advance of the meeting is available in the company's management information circular, also available on the Company's profile at www.sedar.com.

The Meeting is a "hybrid meeting". Electrovaya will allow shareholders to visit in person or have the option to listen to the meeting procedure by audio-only conference call/webcast, however shareholders joining the meeting by conference call or webcast will not be able to participate (including not being able to vote on any resolutions) in the meeting other than by listening. Shareholders who wish to attend the meeting by conference call or webcast should ensure to vote by completing and delivering a proxy according to the instructions in the form of proxy or any voting instruction form provided by an intermediary in order to exercise the right to vote on resolutions to be passed at the meeting. Any shareholders wishing to attend may do so by following the link or dial-in number below.

Details for the audio-only Conference Call and Webcast:

Participant Dial-In: 877-407-8291 / +1 201-689-8345

Click here for participant International Toll-Free access numbers

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=iez00SvL

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, and designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.